October 9, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ibolya Ignate and Jim Rosenberg

Re:     La Jolla Pharmaceutical Company
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 4, 2019
File No. 001-36282
Ladies and Gentlemen:

On behalf of La Jolla Pharmaceutical Company (“we,” “our” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 26, 2019 from the Staff (the “Comment Letter”) relating to the above-referenced Form 10-K (the “Form 10-K”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expense, page 29

1.
We have read your response to our prior comment 1. We acknowledge your statement that “an analysis of costs assigned to programs would exclude approximately 55% to 60% of total R&D costs which are not assigned to programs and therefore we are not able to provide the requested R&D expenses broken down by program, as requested.” We, however, continue to have concerns about whether your MD&A clearly explains and quantifies the reasons for the changes in your research and development expense. As such, as an alternative to the analysis by program that we originally requested, please provide us an analysis for each of your categories (i.e. clinical development costs, personnel and related costs, share-based compensation expense and other research and development costs) to explain the change in each category from 2017 to 2018.

• Regarding clinical development costs: to the extent you can identify a program for which you incurred these expenses, include in your analysis the amounts incurred by program in each of those periods.
• Regarding personnel and related costs and share-based compensation: you say in your current disclosure that the increase was due to the support of the advancement of GIAPREZA. Please provide us an analysis that supports that assertion given the assertion in your response that says that “Our employees routinely work concurrently on multiple programs that are defined as research and development in nature and these costs are not assigned to individual programs.”
• Regarding personnel and related costs: if the increase is due to increase in the number of staff, provide us an analysis of the weighted average full time equivalent staff for 2017 and 2018. To the extent that the increase is due to raises in 2018 for staff who also were employed during 2017, provide us that dollar impact.
• For share-based compensation expense: tell us the extent that the increase was due to increase in the number of awards versus the increase in the value of an award in 2018 compared to 2017.
• For other research and development expense: provide us the reasons and the amounts that caused the increase.
• Finally, please consider providing us proposed revised disclosure addressing the above to be included in future filings.

Company Response:

We acknowledge the Staff’s comment and have provided the requested information below under headings that correspond to the sub-headings listed in the Staff’s comment.

Clinical Development Costs

During the year ended December 31, 2018, clinical development costs increased to $42.8 million from $34.4 million for the same period in 2017. The increase is primarily due to: $6.4 million in costs related to our clinical development programs for LJPC-401; $5.6 million in clinical and regulatory activities to support the approval of GIAPREZA in countries outside of the U.S. and potential new/expanded indications of GIAPREZA within the U.S.; $4.6 million in costs related to our clinical development program for LJPC-0118; and $2.1 million in other costs to support our clinical development programs. These increases were partially offset by a $10.3 million decrease in clinical study costs following the completion of the Phase 3 study and other pre-approval costs for GIAPREZA.

Personnel and related costs and share-based compensation

Our current disclosure, which states, “The increase was primarily due to increased personnel and related costs and share-based compensation expense in support of the advancement of GIAPREZA and the clinical development of LJPC-401 and our other product candidates,” was intended to indicate that personnel and related costs and share-based compensation expense increased to support the clinical development of all of our clinical programs, not just the advancement of GIAPREZA. We do not assign these costs to individual programs.

Personnel and related costs

During the year ended December 31, 2018, personnel and related costs increased to $35.6 million from $26.7 million for the same period in 2017. The increase is primarily due to an increase in the weighted-average full-time equivalent employees from 108 in 2017 to 157 in 2018, partially offset by a reduction in bonuses earned in 2018 compared to 2017. The increase due to raises and promotions in 2018 for employees who were also employed in 2017 was $1.0 million.

Share-based compensation expense

During the year ended December 31, 2018, share-based compensation expense increased to $21.1 million from $12.0 million for the same period in 2017. During the year ended December 31, 2018, the weighted-average number of unvested share-based compensation awards outstanding increased to 3.8 million from 2.5 million for the same period in 2017 as a result of additional grants. The fair value of the weighted-average number of unvested share-based compensation awards outstanding increased by 16% from 2017 to 2018 primarily due to the increase in the Company’s stock price between the 2017 and 2018 grants.

Other research and development expense

During the year ended December 31, 2018, other research and development costs increased to $17.8 million from $11.4 million for the same period in 2017. The increase is due to an increase of $4.1 million in facilities-related costs and $2.3 million of other costs to support our pre-clinical development programs.

Proposed revised disclosure to be included in future filings

In future periodic filings, we intend to expand our MD&A disclosure to clarify and further explain the change in our research and development expense. The following is a sample revised format:

During the year ended December 31, 2018, research and development expense increased to $117.3 million from $84.6 million for the same period in 2017, or an increase of $32.7 million. Clinical development costs increased in 2018 compared to 2017 by $8.4 million primarily due to: $6.4 million in costs related to our clinical development programs for LJPC-401; $5.6 million in clinical and regulatory activities to support the approval of GIAPREZA in countries outside of the U.S. and potential new/expanded indications of GIAPREZA within the U.S.; $4.6 million in costs related to our clinical development program for LJPC-0118; and $2.1 million in other costs to support our clinical development programs. These increases were partially offset by a $10.3 million decrease in clinical study costs following the completion of the Phase 3 study and other pre-approval costs for GIAPREZA. Personnel and related costs increased by $8.8 million in 2018 compared to 2017 primarily due to increased headcount in support of our clinical development programs. Share-based compensation expense increased by $9.1 million in 2018 compared to 2017 primarily due to an increase in the weighted-average number of unvested share-based compensation awards outstanding as a result of additional grants. Other research and development costs increased by $6.4 million in 2018 compared to 2017 due to increased facilities-related and other costs to support our pre-clinical development programs.

Notes to the Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Revenue Recognition, page F-7

2. We acknowledge your response to our prior comment 3. Regarding your use in 2019 of both the most likely amount and the expected value methods, please explain to us why you believe the most likely amount method for variable consideration is appropriate for each of the following:
• Returns;
• GPO Discounts and Rebates; and
• GPO Administrative Fees.
In this regard, ASC 606-10-32-8b indicates that this method may be an appropriate estimate of the amount of variable consideration if the contract has only two possible outcomes. For returns, tell us why this is the case when at the date of recognition, the amount of returns seems like it could have numerous outcomes. And for the GPO discounts and rebates and administrative fees, tell us why this is the case when the amount for these would appear to depend on the amount of sales by your customers to GPOs, which would seem to us to cause this variable consideration to have many outcomes.

Company Response:

The company acknowledges your question regarding our use of both the most-likely-amount and expected-value methods in 2019. On further analysis, including a review of industry practices and disclosures, we have gained additional perspective with respect to our interpretation of the definitions for the methods specified in ASC 606-10-32-8 and we believe our estimation process for returns, GPO discounts and rebates and GPO administrative fees conforms to the expected-value method. We plan to revise our disclosures on a prospective basis beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

*        *        *

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 207-4264 Ext. 1040. Thank you for your assistance with this matter.

Sincerely,

/s/ Dennis Mulroy
Dennis Mulroy
Chief Financial Officer
La Jolla Pharmaceutical Company

cc:	Ryan A. Murr
Gibson, Dunn & Crutcher LLP